# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GLOBAL PAYMENTS INC., CIK 0001123360
CUSIP: 37940X102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3550 Lenox Road, Atlanta, Georgia (GA), 30326
Date of event which requires filing of this statement: 01/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002104737

## Reporting persons
- GTCR W Aggregator LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 43,268,041; sole dispositive power 0; shared dispositive power 43,268,041; aggregate amount beneficially owned 43,268,041 (15.45% of the class)
  Comment: Calculated based on 236,702,659 shares of Common Stock outstanding as of December 31, 2025, as provided by the Issuer, as increased by 43,268,041 shares of Common Stock issued to GTCR Aggregator (as defined below) on January 9, 2026 in connection with the transactions contemplated by the Transaction Agreement, dated April 17, 2025, by and among the Issuer, Worldpay Holdco, LLC, certain affiliates of GTCR LLC and certain wholly owned subsidiaries of the Issuer (the "Transaction Agreement").
- GTCR Partners W LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 43,268,041; sole dispositive power 0; shared dispositive power 43,268,041; aggregate amount beneficially owned 43,268,041 (15.45% of the class)
  Comment: Calculated based on 236,702,659 shares of Common Stock outstanding as of December 31, 2025, as provided by the Issuer, as increased by 43,268,041 shares of Common Stock issued to GTCR Aggregator on January 9, 2026 in connection with the transactions contemplated by the Transaction Agreement.
- GTCR Investment XIII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 43,268,041; sole dispositive power 0; shared dispositive power 43,268,041; aggregate amount beneficially owned 43,268,041 (15.45% of the class)
  Comment: Calculated based on 236,702,659 shares of Common Stock outstanding as of December 31, 2025, as provided by the Issuer, as increased by 43,268,041 shares of Common Stock issued to GTCR Aggregator on January 9, 2026 in connection with the transactions contemplated by the Transaction Agreement.
- GTCR Investment XIV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 43,268,041; sole dispositive power 0; shared dispositive power 43,268,041; aggregate amount beneficially owned 43,268,041 (15.45% of the class)
  Comment: Calculated based on 236,702,659 shares of Common Stock outstanding as of December 31, 2025, as provided by the Issuer, as increased by 43,268,041 shares of Common Stock issued to GTCR Aggregator on January 9, 2026 in connection with the transactions contemplated by the Transaction Agreement.

## Item 1. Issuer
Name of issuer: GLOBAL PAYMENTS INC.
Address of issuer's principal executive offices: 3550 Lenox Road Atlanta, Georgia 30326

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) GTCR W Aggregator LP ("GTCR Aggregator")
(ii) GTCR Partners W LLC ("GTCR Partners")
(iii) GTCR Investment XIII LLC ("GTCR Investment XIII")
(iv) GTCR Investment XIV LLC ("GTCR Investment XIV")
Address of principal business office or, if none, residence:
c/o GTCR LLC
300 North LaSalle Street, Suite 5600
Chicago, IL 60654
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities are directly held by GTCR Aggregator. GTCR Aggregator is managed by GTCR Partners, its general partner, which is indirectly managed by GTCR Investment XIII and GTCR Investment XIV. GTCR Investment XIII and GTCR Investment XIV are each managed by a board of managers (respectively, the "GTCR XIII Board" and the "GTCR XIV Board" and the individual members thereof, the "Managers"), and no single person has voting or dispositive authority over the securities reported herein. Each of the Reporting Persons and Managers may be deemed to share beneficial ownership of the reported securities, provided that each Manager disclaims beneficial ownership of the reported securities. The filing of this statement shall not be construed as an admission that any Reporting Person or Manager is the beneficial owner of any of the reported securities for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class:
See responses to row 11 on each cover page.

The reported securities represent 15.45% of the outstanding shares of Common Stock. Such calculation is based upon 236,702,659 shares of Common Stock outstanding as of December 31, 2025, as provided by the Issuer, as increased by 43,268,041 shares of Common Stock issued to GTCR Aggregator on January 9, 2026 in connection with the transactions contemplated by the Transaction Agreement.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GTCR W Aggregator LP: /s/ Jeffrey Wright, By: GTCR Partners W LLC, its General Partner, Jeffrey Wright / Chief Legal Officer (01/12/2026)
- GTCR Partners W LLC: /s/ Jeffrey Wright, Jeffrey Wright / Chief Legal Officer (01/12/2026)
- GTCR Investment XIII LLC: /s/ Jeffrey Wright, Jeffrey Wright / Chief Legal Officer (01/12/2026)
- GTCR Investment XIV LLC: /s/ Jeffrey Wright, Jeffrey Wright / Chief Legal Officer (01/12/2026)
Comment: Exhibit 99.1 Joint Filing Agreement, dated as of January 12, 2026.

GTCR W Aggregator LP, By: GTCR Partners W LLC, its General Partner.